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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            PaperClip Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   6988211 05
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 27, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                  Rule 13d-1(b)
                                  Rule 13d-1(c)
                                |X| Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                      Page 1 of 7 pages

--------------------------------------------------------------------------------
CUSIP No.         6988211 05
--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          William Weiss
-------- -----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |_|
                                                                      (b) |_|
-------- -----------------------------------------------------------------------

3        SEC USE ONLY
-------- -----------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------- -----------------------------------------------------------------------

    NUMBER OF         5      SOLE VOTING POWER
                             1,035,774
      SHARES          ------ ---------------------------------------------------
   BENEFICIALLY       6      SHARED VOTING POWER
                             0
     OWNED BY         ------ ---------------------------------------------------
       EACH           7      SOLE DISPOSITIVE POWER
                             1,035,774
    REPORTING         ------ ---------------------------------------------------
     PERSON           8      SHARED DISPOSITIVE POWER
      WITH                   0
                      ------ ---------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,035,774
-------- -----------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)         |_|
 ------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         11.6%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
         IN
-------- -----------------------------------------------------------------------


                                      Page 2 of 7 pages

     This Amendment No.1 amends the Schedule 13G filed on March 15, 1996 by William Weiss, relating to the common stock, par value $.01 per share, of PaperClip Software, Inc., formerly known as PaperClip Imaging Software, Inc. The text of the original Schedule 13G has been restated in Attachment A in accordance with Rule 13d-2(e) under the Act.

Item 1.     (a)    Name of Issuer:

                   PaperClip Software, Inc.

             (B)   Address of Issuer's Principal Executive Offices:
                   646 Route 46 West
                   Hasbrouck Heights, NJ 07604

Item 2.     (a)    Name of Person Filing:
                   William Weiss

            (b)    Address of Principal Business Office or, if none, Residence:

                   c/o PaperClip Software, Inc.
                   646 Route 46 West
                   Hasbrouck Heights, NJ 07604

            (c)   Citizenship:

                  United States

            (a)    Title of Class of Securities:
                   Common Stock, par value $.01 per share (the "Common Stock")

            (b)    CUSIP Number:
                   6988211 05
Item 3. If this statement is filed pursuant to section 240.13d-1(b), or 240.13d- 2(b) or (c), check whether the person filing is a:

            (a)    |_|       Broker or dealer registered under section 15 of the
                             Act (15 U.S.C. 78o).
            (b)    |_|       Bank as defined in section 3(a)(6) of the Act (15
                             U.S.C. 78c).
            (c)    |_|       Insurance company as defined in section 3(a)(19) of
                             the Act (15 U.S.C. 78c).
            (d)    |_|       Investment  company  registered under section 8 of
                             the Investment Company Act (15 U.S.C. 80a-8).
            (e)    |_|       An investment adviser in accordance with
                             section 240.13d-1(b)(1)(ii)(E).

                                      Page 3 of 7 pages

            (f)    |_|       An employee benefit plan or endowment fund in
                             accordance with section 240.13d-1(b)(1)(ii)(F).
            (g)    |_|       A  parent   holding   company  or  control   person
                             in  accordance   with  section
                             240.13d-1(b)(1)(ii)(G).
            (h)    |_|       A savings  association  as  defined in Section
                             3(b) of the  Federal  Deposit Insurance Act
                            (12 U.S.C. 1813).
            (i)    |_|       A church plan that is excluded from the  definition
                             of an investment  company under section 3(c)(14) of
                             the Investment Company Act of 1940(15 U.S.C. 80a-3)
            (j)    |_|       Group, in accordance with section
                             240.13d-1(b)(1)(ii)(J).


Item 4.     Ownership:
            (a)    Amount Beneficially Owned: 1,035,774 (1)
            (b)    Percent of Class: 11.6% (1)
            (c)    Number of Shares as to which the person has:
                   (i)  sole power to vote or direct the vote:1,035,774(2)
                   (ii) shared power to vote or direct the vote:   0
                   (iii)sole power to dispose or direct the disposition of:
                        1,035,774 (2)
                   (iv) shared power to dispose or direct the disposition
                        of:0
Item 5.     Ownership of Five Percent or Less of a Class:
            NOT APPLICABLE
Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            NOT APPLICABLE


--------------
     (1) Since the Reporting Person filed the original Schedule 13G on March 15, 1996, his beneficial ownership of Common Stock has increased due to the following grants of options under the Company's Amended and Restated 1995 Stock Option Plan (the "Plan"): 50,000 options granted in January 1996; 77,721 options granted in January 1997; 81,000 options granted in January 1998; 81,000 options granted in January 1999; 81,200 options granted in January 2000; and 400,000 options granted in July 2000.

     (2) Includes 770,921 shares of Common Stock issuable upon the exercise of options granted under the Plan, as described in further detail in footnote 1 above.

                                      Page 4 of 7 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
        NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group:
        NOT APPLICABLE

Item 9. Notice of Dissolution of Group:
        NOT APPLICABLE

Item 10.Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 17, 2003
----------------
Date

/S/ William Weiss
-----------------
Signature

William Weiss
-------------
Name

                                      Page 5 of 7 pages

                                       ATTACHEMENT

Item 1.

         (a)     Name of Issuer: PaperClip Imaging Software, Inc.
         (b)     Address of Issuer's Principal Executive offices:
                 Three University Plaza,Hackensack, NJ 07601

Item 2.

         (a)      Name of Person Filing:    William Weiss

         (b)      Address of Principal Business office:
                           c/o PaperClip Imaging Software, Inc.
                           Three University Plaza
                           Hackensack, New Jersey 07601

         (c)           Citizenship:
                       United States

         (d)           Title of Class of Securities:
                       Common Stock, par value $.01 per share

         (e)      CUSIP Number: 69 88 21 105

Item 3.           Not applicable

Item 4.           Ownership

         (a) Amount Beneficially owned:     235,221 shares (1)

         (b) Percent of class: 6.51%  (1)

         (c) Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote: 190,553 (1)(2)

              (ii) shared power to vote or to direct the vote: 44,668 (3)

              (iii)sole power to dispose or to direct the disposition of:
                   190,553 (1) (2)
              (iv) shared power to dispose or to direct the disposition of:
                   44,668 (3)

--------------
(footnotes on following page)
                                  Page 6 of 7 pages

(1) Does not include 25,000 shares of Common Stock issuable upon the exercise of options granted after December 31,1995.

(2) Includes 924 shares of Common Stock issuable upon the exercise of warrants.

     (3) Includes 17,334 shares owned by a trust for the benefit of the spouse and issue of Sol Rosenberg and 17,334 shares owned by a trust for the benefit of the spouse and issue of David Z. Gordon. Mr. Weiss is one of the co-trustees of each such trust, but is not a beneficiary of either such trust. Also includes 10,000 shares issuable upon the exercise of Class A Warrants, which warrants are owned by the Medical Registry Services, Inc. Profit Sharing Trust, of which Mr. Weiss is a co-trustee and one of the beneficiaries.

Items 5 - 9.      Not applicable

Item 10.          Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





                                      Page 7 of 7 pages